 Exhibit 99.1

Executives & Directors Compensation Policy

I.	Overview

1.	Definitions

Company	NICE Ltd.
Law	The Israeli Companies Law 5759-1999 and any regulations promulgated under it, as amended from time to time.
Compensation Committee	A compensation committee satisfying the requirements of the Law.
Office Holder	Director, CEO, and any senior executive directly subordinate to the CEO all as defined in section 1 of the Law.
Executive	Office Holder, excluding a director.
Terms of Office and Employment
Terms of office or employment of an Executive or a Director, including the grant of an exemption, an undertaking to indemnify, indemnification or insurance, Separation Package, and any other benefit, payment or undertaking to provide such payment, granted in light of such office or employment, all as defined in the Law.

Total Cash Compensation
The total annual cash compensation of an Executive, which shall include the total amount of: (i) the annual base salary; and the annual cash target incentive (Target MBO as defined in section 9 below).

Equity Value
The value of the total annual Equity Based Components, valued using the same methodology utilized in the Company's financial statements and based on the average price of the Company’s shares during the 90 days immediately preceding the day of the Board resolution approving such award.

2.	Global Strategy Guidelines

2.1.	Our Company is a global software company, operating in a competitive global market, with offices and employees globally spread.

2.2.	Our vision and business strategy is directed towards growth, profitability, innovation, and customer focus, all with a long term perspective.

2.3.
We strongly believe that our business success is much reliant on the excellence of our human resources through all levels. In particular we believe that the company’s ability to achieve its goals require us to recruit motivate and retain high quality and experienced leadership team and directors.

2.4.
Therefore, we believe in creating a comprehensive, customized compensation policy for our Office Holders (the "Policy"), which shall enable us to attract and retain highly qualified senior leaders. Moreover, the Policy shall motivate our senior leaders to perform to the full extent of their abilities and to achieve ongoing targeted results in addition to a high level business performance in the long term, aligned with our business strategy.

2.5.
The Policy sets forth our philosophy regarding the Terms of Office and Employment of our Office Holders and is designed to allow us to be responsive to marketplace changes with respect to compensation levels and pay practices.

2.6.	The Policy is tailored to ensure a compensation which balances performance targets and time horizons through rewarding business results, long-term performance and strategic decisions.

2.7.
The policy provides our Compensation Committee and our Board of Directors with adequate measures and flexibility, to tailor each of our Executive's compensation package, based among others on geography, business tasks, role, seniority, and skills.

2.8.	The Policy shall provide the Board of Directors with guidelines as to exercising its discretion under the Company’s equity plans.

2.9.	The Policy is guided by the applicable principles set forth in the Law.

3.	Principles of the Policy

3.1.	The Policy shall guide the Company’s management, Compensation Committee and Board of Directors with regard to the Office Holders' compensation.

3.2.
The Policy shall be reviewed at least annually by the Compensation Committee and the Board of Directors, to ensure its compliance with applicable laws and regulations as well as market practices, and its conformity with the Company’s targets and strategy. As part of this review, the Board of Directors will analyze the appropriateness of the Policy in advancing achievement of its goals, considering the implementation of the Policy by the Company during previous years.

3.3.
Any proposed amendment to the Policy shall be brought up to the approval of the Shareholders of the Company and the Policy as a whole shall be re-approved by the Shareholders of the Company at least every three years, or as otherwise required by Law.

3.4.
Our Policy shall be global, but its implementation shall be aligned with local practices and legal requirements and with our intention to treat our Executives fairly and consistently on a global basis.

3.5.
The approval procedures of Terms of Office and Employment as well as back-up data shall be documented in detail and such documentation shall be kept in the Company’s offices for at least seven years following approval.

3.6.	The compensation of each Office Holder shall be taxed and subject to mandatory or customary deductions and withholdings, in accordance with the applicable local laws.

3.7.
Our CEO shall be entitled to determine that non-material changes (i.e. not exceeding  an amount equal to two monthly base salaries for such calendar year) will be made to the benefit terms (i.e., not to the base salary or variable components) of such Executives subordinate to our CEO, without seeking the approval of the Compensation Committee.

4.	Compensation Committee Independence

4.1.
Our Compensation Committee will be comprised of at least three members of our Board of Directors. Each member of our Compensation Committee must meet the independence requirements established under applicable law and/or the applicable rules of any market on which the shares of the Company are traded.

II.	Executive Compensation

1.
When examining and approving Terms of Office and Employment, the Compensation Committee and Board members shall review the following factors and shall include them in their considerations and reasoning:

1.1.	Executive’s education, skills, expertise, professional experience and specific achievements.

1.2.	Executive’s role, scope of responsibilities and location.

1.3.	Executive’s previous compensation.

1.4.	The Company’s performance and general market conditions.

1.5.
The ratio between the cost of an Executive’s compensation, including all components of the Executive’s Terms of Office and Employment, and the cost of salary of the Company’s employees in particular with regard to the average and median ratios, and the effect of such ratio on work relations inside the Company as defined by the Law.

1.6.
Comparative information, as applicable, as to former Executives in the same position or similar positions, as to other positions with similar scopes of responsibilities inside the Company, and as to Executives in peer companies globally spread. The peer group shall include not less than 10 global companies similar in parameters such as total revenues, market cap, industry and number of employees. The comparative information, as applicable, shall address the base salary, target cash incentives and equity and will rely, as much as possible, on reputable industry surveys, taking into consideration for each Executive, among other parameters, the compensation levels and practices applicable to such Executives location.

2.	The compensation of each Executive shall be composed of, some or all, of the following components:

i.	Fixed components, which shall include, among others: base salary and benefits;

ii.	Variable components, which may include: cash incentives and equity based compensation.

iii.	Separation Package;

iv.	Directors & Officers (D&O) Insurance, indemnification; and

v.	Other components, which may include: change in control payment, Sign-on bonus, relocation benefits, studies opportunities and Leave of Absence, etc.

3.	The plan for Executives compensation mix shall comprise of, some or all, of the following components:

Compensation Component	Purpose	Compensation Objective Achieved

Annual base salary	Provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.	● Individual role, scope and capability based compensation. ● Market competitiveness.

Performance-based cash incentive compensation	Motivate and incentivize individual towards reaching Company, unit and individual's periodical and long-term goals and targets.	● Reward periodical accomplishments. ● Align Executive’ objectives with Company, unit and individual's objectives. ● Market competitiveness.

Long-term equity-based Compensation	Align the interests of the individual with the Shareholders of the Company, by creating a correlation between the Company’s success and the value of the individual holdings.	● Company performance based compensation. ● Reward long-term objectives. ● Align individual's objectives with shareholders’ objectives. ● Market Competitiveness.

4.	The compensation package shall be reviewed with each Executive once a year, or as may be required from time to time.

Fixed Compensation

5.	Base Salary:

5.1.
Our Compensation Committee and Board of Directors shall determine, from time to time, the target percentile, and/or range of percentiles, that our Executives' base salary shall meet, with respect to the peer group companies as aforesaid.

5.2.
The base salary is intended to provide annual cash income based on the level of responsibility, individual qualities, past performance inside the Company, and past experience inside and outside the Company.

6.	Benefits

6.1.	Benefits granted to Executives shall include any mandatory benefit under applicable law, as well as:

6.1.1.	Pension plan/ Executive insurance as customary in each territory.

6.1.2.
Additional benefits may be offered as part of the general employee benefits package (Private medical insurance disability and life insurance, transportation (including Company car), communication & media, Israeli education fund, etc.), participation in ESPP – in accordance with the local policy of the Company.

6.2.	An Executive will be entitled to sick days and other special vacation days (such as recreation days), as required under local standards and practices.

6.3.
An Executive will be entitled to vacation days (or redemption thereof), in correlation with the Executive’s seniority and position in the Company (generally up to 28 days annually), subject to the minimum vacation days requirements per country of employment as well as the local national holidays.

7.	Variable Components

7.1.
When determining the variable components as part of an Executive's compensation package, the contribution of the Executive to the achievement of the Company's goals, revenues, profitability and other key performance indicators ("KPI") shall be considered, taking into account, among others, the Company’s long term perspective and the Executive’s position.

7.2.
Variable compensation components shall be comprised of cash components which shall be mostly based on measurable criteria and on equity components, all taking into consideration a long term perspective.

7.3.	Our Board of Directors shall be authorized to reduce or cancel any cash incentive under circumstances which the Board of Directors deems, at its absolute discretion, to be exceptional.

8.	Cash Incentives

8.1.	Management by Objectives ("MBO") Plan

8.1.1.	MBOs are incentive cash payments to the Executives that vary based on the Company and unit’s performance and on their individual performance and contribution of the Executive to the Company.

8.1.2.
For each calendar year, our Compensation Committee and Board of Directors shall adopt an MBO plan, which will set forth, for each Executive, targets , a corresponding target MBO payment (which shall be referred to as the “Target MBO”), and the rules or formula for calculation of the MBO payment once actual achievements are known.

8.1.3.
The Compensation committee and Board of Directors may include in the MBO plan predetermined thresholds, caps, multipliers, accelerators and decelerators to corelate an Executive’s MBO payments with actual achievements.

8.1.4.	The Target MBO of each Executive shall be calculated as a percentage of such Executive’s annual base salary, which shall not exceed 150% for each Executive.

8.1.5.	The annual MBO payment for each Executive in a given year shall be capped as determined by our Board of Directors, but in no event shall exceed 200% of such Executive's ~~Target MBO~~annual base salary.

8.1.6.	At least 80% of the targets shall be measurable. Such objective targets may include, among others, one or more of the following, with respect to the Executive:

●  Company's / Unit's Revenues
●  Company's / Unit's Operating Income
●  Pre-tax profits above previous fiscal year
●  Company's/ Unit's Bookings
●  Collection
●  Customer satisfaction ("CSAT")
●  KPIs
●  EPS
●  The achievement of predefined targets

A non-substantial portion of up to 20% of the targets may be based on non-measurable criteria. If and to the extent permissible pursuant to the Law, with respect to all Executives except our CEO, our Compensation Committee and our Board of Directors may increase the portion of targets that are based on non-measurable criteria above the rate of 20%, up to the maximum portion permissible pursuant to the Law, but not to more than 50%. Such non-measurable criteria may be determined by our CEO with the approval of our Compensation Committee and our Board of Directors.

8.1.7.
The objective targets, as well as their weight, shall be determined in accordance with the Executive’s position, the Executive’s individual roles, and the Company and Unit’s long term and short term targets. The measurable objective targets shall include one or more financial target, weighing at least 50% of the Target MBO.

8.1.8.
In the event that the Company's targets are amended by the Board of Directors during a particular year, the Board of Directors shall have the authorization to determine whether, and in which manner, such amendment shall apply to the MBO plan.

8.1.9.	The Board of Directors shall annually determine a threshold with respect to the Company’s objective targets under which no MBO payments shall be distributed.

8.1.10.	Adjustment to the Company and/or Unit objective targets may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

8.1.11.	The value of the aggregate MBO payments for all Executives in a calendar year shall not exceed 10% of the Company’s non-GAAP net operating income.

8.2.	Special Payments upon M&A

8.2.1.
Our Compensation Committee and Board of Directors shall be authorized to grant an Executive, in connection with an event of a Change in Control or the applicable events of Corporate Transaction (as such terms are defined in the Company's most recent equity plan, currently the 2016 plan), with payment in cash, in equity, or by a combination thereof, equal to up to ~~200~~300% of such Executive's annual ~~Total Cash Compensation~~base salary.

~~8.2.2.~~
~~Our Compensation Committee and Board of Directors shall be authorized, in the event they deem it is required or instrumental in the context of effectingan acquisition (or a merger where the Company is the surviving entity) by the Company, to grant an executive of the target company who will become an Executives following the acquisition, a one-time equity grant equal to up to two times the maximum Equity Value permitted for our Executives under this Policy.~~

9.	Equity Based Compensation

9.1.
The Company shall grant its Executives, from time to time, equity based compensation, which may include any type of equity, including without limitation, any type of shares, options, restricted share units and restricted shares (restricted share units and restricted shares shall each be referred to herein as "RSUs"), which may be subject to either time-based vesting only ("TRSUs") or subject to vesting based on both time and performance criteria ("PRSUs"), share appreciation rights or other shares based awards (“Equity Based Components”), under any existing or future equity plan (as may be adopted by the Company), and subject to any applicable law. Equity Based Components may include any equity in a subsidiary of the Company, which Equity Value shall be determined by an independent appraisal and approved by the Board of directors.

9.2.	The Company believes that it is not in its best interest to limit the exercise value of Equity Based Components.

9.3.
Equity Based Components provide incentives in a long term perspective and shall be granted under the most recent equity plan of the company that defines the terms of these grants to all Company’s employees. Our Equity Based Components (including PRSU's) shall be in accordance with and subject to the terms of our existing or future equity plan and shall vest gradually in installments, throughout a period which shall not be shorter than 3 years with at least a 1-year cliff.

9.4.
Equity Based Components may consist of a combination of any type of equity provided that no less than 40% of the units and or shares, as applicable, under any grant of RSUs or options exercisable for the par value of the ordinary shares shall be PRSUs or options as aforementioned with vesting terms based on both time and performance criteria, as applicable (together, “Performance Based Equity”). Equity Based Components granted as of January 1, 2025, shall include at least 50% Performance Based Equity).

9.4.1.
With respect to the PRSU's, our Compensation Committee and Board of Directors shall determine for each Executive, measurable performance criteria, a corresponding performance payment and the rules or formula for calculation of the payment once actual achievements are known.

9.4.2.
In the event that the Company's targets are amended by the Board of Directors during a particular year, the Board of Directors shall have the authorization to determine whether, and in which manner, such amendment shall apply to the measurable performance criterias of the PRSU's.

9.4.3.
Adjustment to the Company's measurable performance criteria may be made, when applicable, following major acquisitions, divesture, organizational changes or material change in the business environment.

9.5.
In determining the Equity Based Componenets granted to each Executive, our Compensation Committee and our Board shall consider the factors specified in section II(1) hereinabove, and in any event its target level Equity Based Components granted to an Executive in a single calendar year shall not exceed: (i) with respect to the CEO - 0.~~12~~25% of the issued and outstanding share capital of the Company on the date of grant; and (ii) with respect to each of the other Executives - 0.~~06~~12.5% of the issued and outstanding share capital of the Company on the date of grant. Notwithstanding the foregoing, during a single calendar year in which one of the following special circumstances has occurred: (a) the hiring a new Executive, if the circumstances require a larger award; (b) hiring or retaining an Executive who has a unique value for the future business of the Company; or (c) special retention of Executives in relation to a certain M&A event (each, a “Special Event”), then if the Compensation Committee and the Board believe that it is in the best interest of the Company and is required (i) the CEO may be granted additional target level Equity Based Components equal to 0.~~08~~1% of the issued and outstanding share capital of the Company on the date of grant (up to a total of 0.~~2~~35%); and (ii) each other Executive may be granted additional target level Equity Based Components equal to 0.~~02~~05% of the issued and outstanding share capital of the Company on the date of grant (up to a total of 0.~~08~~175%).

The applicable dilution caps for target level Equity Based Components under this Section 9.5, shall be further subject to an upper and lower absolute value limitation – the absolute maximum not to exceed a market cap of $~~18~~ 14 billion and the minimum not fall below a market cap of $8 billion.

The foregoing in this Section 9 shall constitute the cap under the Policy for all equity awards to the Company’s Executives.

9.6.
In the event of a Corporate Transaction or a Change in Control event (as such terms are defined in the Company's most recent equity plan, currently the 2016 plan), unvested equity based compensation may be accelerated as determined by the Board of Directors.

10.	Separation Package

10.1.
The following criteria shall be taken into consideration when determining Separation Package: the duration of employment of the Executive, the terms of employment, the Company’s performance during such term, the Executive’s contribution to achieving the Company’s goals and revenues and the retirement’s circumstances.

10.2.
Other than payments required under any applicable law, local practices, vesting of outstanding options, transfer or release of pension funds, manager's insurance policies etc. - the maximum Separation Package of each Executive shall not exceed the value of ~~a one-time Total Cash Compensation of such Executive's~~200% of such executive’s annual base salary. Separation Package shall include any payment and/or benefit paid to an Executive in connection with such Executive's separation, all as defined in section 1 of the Law.

11.	Others

11.1.
Relocation – additional compensation per local practices and law may be granted to an Executive under relocation circumstances. Such benefits shall include reimbursement for out of pocket one time payments and other ongoing expenses, such as housing allowance home leave visit, etc., in accordance with the Company's relocation practices, or otherwise approved as relocation expenses by the Compensation Committee and Board of Directors. The Compensation Committee and Board of Directors may, if they deem it is appropriate under the circumstances, provide compensation for additional general relocation expenses, in an amount that does not exceed 15% of the annual base salary.

11.2.
Leave of absence – an Executive shall be treated in accordance with pay practices in the relevant country, which may also have an effect on base salary and MBO payments, and vesting of equity in accordance with the Company’s Equity plans.

11.3.
Our Compensation Committee and our Board of Directors may approve, from time to time, with respect to any Executive, if they deem to be required under special circumstances or in case of an exceptional contribution to the Company, including in cases of retention or attraction of an Executive, the grant of a onetime incentive in cash, in equity, or by a combination thereof, of up to 100% the Executive's annual base salary.

12.	Clawback Policy

12.1.
In the event of a restatement of the Company’s financial results, we shall seek from our Office Holders reimbursement of any payment made due to erroneous restated data, with regards to each Office Holder’s Terms of Office and Employment that would not otherwise have been paid. The reimbursement shall be limited to such payments made during the 3-year period preceding the date of restatement. The above shall not apply in case of restatements that reflect the adoption of new accounting standards, transactions that require retroactive restatement (e.g., discontinued operations), reclassifications of prior year financial information to conform with the current year presentation, or discretionary accounting changes. The above shall not derogate from any mandatory claw-back requirements pursuant to any applicable law, rule and regulations.

12.2.
To the extent permitted pursuant to any applicable law, rule or regulation, our Compensation Committee and Board of Directors shall be authorized subject to any applicable law and regulations, not to seek recovery to the extent that (i) to do so would be unreasonable or impracticable or; (ii) there is low likelihood of success under governing law versus the cost and effort involved;

12.3.
Our Compensation Committee and Board ~~intend~~ have~~to~~ also adopted a separate clawback policy, that ~~shall be complaint~~complies with ~~any “clawback” or other similar provisions regarding disgorging of profits imposed on our Office Holders by virtue of~~ applicable securities laws and~~/or~~ stock-market-rules. ~~(the “Clawback Policy”), provided however, that the terms of such Clawback Policy shall be no less stringent with our Office Holders than the existing terms set forth above in Sections 12.1 and 12.2. No amendments to, or further corporate approvals in connection with, this Compensation Policy will be required in connection with the adoption of the Clawback Policy.~~

III.	Director Remuneration:

Our non-executive Directors shall be entitled to remuneration composed of cash compensation which includes annual fee and meeting participation fee, as well as equity based compensation, as an incentive for their contribution and efforts as directors of the Company.

In setting the compensation of our non-executive Directors, the Compensation Committee shall consider, among others, parameters it deems necessary in order to attract and retain highly skilled and experienced Directors.

1.	Cash Compensation:

1.1.	The Company’s non-executive directors may be entitled to receive an equal cash fee per year and per meeting in the amount equal to up to 2 times the fixed amount[1] under the Law.

1.2.
The Vice Chairman of the Board of Directors and/or the Chairman of any Committee of the Board of Directors may be entitled to receive a cash fee per year and per meeting of up to 3 times the fixed amount under the Law.

1.3.	The Chairman of the Board of Directors shall be entitled to receive a cash fee per year and per meeting of to up to 6 times the fixed amount under the Law.

1.4.
The Company’s non-executive directors shall be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and of any Committees of the Board of Directors.

2.	Equity Based Compensation:

2.1.	Each of the Company’s non-executive directors shall be entitled to receive equal equity based compensation per year, which value shall not exceed USD 250,000.

2.2.
The Vice Chairman of the Board of Directors and/or the Chairman of any Committee of the Board of Directors shall be entitled to receive equity based compensation per year of to up to twice the equity based compensation per year of the other non-executive directors.

2.3.	The Chairman of the Board of Directors may be entitled to receive equity based compensation per year of up to three times the equity based compensation per year of the other non-executive directors.

2.4.
The aggregate annual equity based compensation granted to all the non-executive directors shall not exceed the Equity Value of number of securities granted under our relevant equity plan, convertible into 0.3% of the Company’s outstanding share capital at the time of grant.

2.5.	The equity based compensation of each of the Company’s non-executive directors shall vest in 4 quarterly installments.

2.6.	Equity based compensation granted to our non-executive directors shall be granted under the existing or future equity plan of the Company.

1 As of ~~February~~ August 20~~1~~25 - NIS ~~89,920~~103,115 per year and NIS 3,~~350~~ 840 per meeting.

3.	Outside Directors Compensation:

3.1.
The compensation of our outside directors, if any, shall be determined and capped in accordance with the applicable laws and regulations (currently the comparative compensation mechanism specified in section 8a-8b of the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of Outside Directors) -2000).

IV.	Indemnification and Insurance

The Office Holders shall be entitled to the same directors and officer’s indemnification of up to the maximum amount permitted by law, directors and officers liability insurance as shall be approved by the Compensation Committee, Board of Directors and our shareholders, all in accordance with any applicable law and the Company’s articles of association.

We shall be authorized to provide our directors and officers with a liability insurance policy providing a liability coverage of up to USD 125,000,000 (including Side A Difference in Conditions). The premium levels per annum shall be derived from the coverage limitations under this Compensation Policy and be determined by our Compensation Committee in accordance with market conditions at the time the liability insurance is purchased, and provided they shall have no material impact on the profitability, property or financial obligations of the Company.

Our Compensation Committee shall be authorized, with respect to a specific material transaction or a series of related transactions, constituting together a material transaction - to the extent such insurance coverage is required in the opinion of our Compensation Committee, in order to provide adequate coverage for our directors and officers with respect to such a transaction – to purchase coverage in amounts of up to 3 times the then existing limit of coverage, with costs of up to 3 times the then existing limit of premium amounts; in both (i) and (ii) - without an additional shareholders' approval, if and to the extent permitted under the Law.

General

1.1.
The Compensation Committee and our Board of Directors shall be authorized to approve a deviation of up to 15% from any limits, caps or standards detailed in this Policy, and such deviation shall be deemed to be in alignment with this policy

1.2.
This Policy is set as guidance for the Company's relevant organs, with respect to matters involving the compensation of its Office Holders, and is not intended to, and shall not, confer upon any of the Office Holders, any rights with respect to the Company.